Exhibit 1

MIND CTI Reports First Quarter 2016 Results

* MIND CTI to Host Annual Meeting of Shareholders

* MIND CTI Receives TM Forum Frameworx Conformance Certification

Yoqneam, Israel, May 5, 2016 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its first quarter ended March 31, 2016.

The following will summarize our major achievements in the first quarter of 2016 as well as our business. Full financial results can be found in the Investor Information section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

●	Revenues were $4.6 million, compared with $5.7 million in the first quarter of 2015 and compared with $4.8 million in the fourth quarter of 2015.
●	Operating income was $1.1 million, or 25% of total revenues, compared with $1.6 million in the first quarter of 2015, or 27% of total revenues.
●	Net income was $1.2 million, or $0.06 per share, compared with $0.9 million, or $0.05 per share in the first quarter of 2015.
●	New win and follow-on orders.
●	Cash flow from operating activities was $0.7 million, compared with $1.7 million in the first quarter of 2015.

As of March 31, 2016 we had 319 employees in our offices, compared with 354 as of March 31, 2015.

Monica Iancu, MIND CTI CEO, commented: “In today’s highly competitive telecom markets, MVNO’s and rural carriers encounter difficulties in competing with the larger players and many of them sell their operations. During our twenty years of operation, we have experienced similar market trend changes and we executed successfully in shifting our focus towards new opportunities. Our versatile and comprehensive billing platform fits perfectly with quad play service providers. In Q1 we successfully completed our deployment for such a quad play carrier, including billing for cable deployment that includes also workforce management. As previously announced, consolidation in the telecom markets was not favorable to us and many decision processes are extended or constantly delayed. We continue investing in technology, seeking to enter new markets and focusing on our profitability targets.”

One Win and Multiple Follow-on Orders

The win is with a new start up carrier in the Caribbean, a region in which we are already active. MIND signed a new contract to support convergent postpaid and prepaid for their 4G (VoLTE and LTE) wireless business.

Similar to all other quarters, as our customers diversify and enhance their businesses, they increase their relationship with us and we receive follow-on orders. This quarter’s follow-on orders include agreements with existing customers to support enhancements related to deployment of LTE networks and support of Voice over LTE (VoLTE), as well as specific customizations and additional professional services.

Cash Position and Annual Dividend Distribution

Our cash position, including long-term available-for-sale securities, was $15.2 million as of March 31, 2016, after the payment of the annual cash dividend.

As previously announced, the Board declared on February 24, 2016 a cash dividend of $0.27 per share before withholding tax, which was paid in full in March 2016.

The dividend declared and distributed was approximately $5.2 million.

Revenue Distribution

Revenues in the Americas represented 66%, revenues in Europe represented 22% and revenues in the rest of the world represented 12% of our total revenues.

Revenues from customer care and billing software totaled $3.8 million, or 83% of total revenues, while revenues from enterprise call accounting software totaled $0.8 million, or 17% of total revenues.

Revenues from licenses were $0.6 million, or 13% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 87% of total revenues.

TM Forum Frameworx Conformance Certification

TM Forum is the global industry association for digital business, connecting leading companies and diverse ecosystems to accelerate the forum members’ successful digital business transformation.

We believe that Frameworx conformance influences service providers’ buying decisions, as in recent years many service providers worldwide mandate Frameworx conformance from their suppliers. Standards-conformant solutions enable operators to streamline systems integration with an end-to-end real-time charging and billing environment.

Our Billing and Customer Care product, MINDBill, was certified as conformant to TM Forum Frameworx.

MIND is the first company to certify to the new 15.0 standard and scored the highest possible score. Each certified process element was measured using the Business Process Framework (eTOM) conformance scale.

The certification results are available on TM Forum’s web site at: https://www.tmforum.org/certifications-awarded.

AGM

MIND also announced today that its 2016 Annual General Meeting of Shareholders will be held on Thursday, August 11, 2016 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

Shareholders of record at the close of business on July 8, 2016 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

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The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu) as the Company’s independent auditor until the close of the next Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Ms. Monica Iancu, as a Class I director of the Company until the 2019 Annual General Meeting of Shareholders of the Company;

(iii)	to approve an amendment to the Company's Articles of Association; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2015.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	U.S. dollars in thousands
	(except per share data)

Revenues	$4,564	$5,704	$20,928
Cost of revenues	1,888	2,454	8,630
Gross profit	2,676	3,250	12,298
Research and development expenses	991	762	2,943
Selling and marketing expenses	206	241	1,173
General and administrative expenses	357	684	1,766
Operating income	1,122	1,563	6,416
Financial income (expenses) - net	260	(289)	(114)
Income before taxes on income	1,382	1,274	6,302
Taxes on income	208	369	1,284
Net income for the period	$1,174	$905	$5,018

Earning per ordinary share-

Basic and diluted	$0.06	$0.05	$0.26

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	19,118	19,131	19,183
Diluted	19,183	19,257	19,283

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2016	2015
	Unaudited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,051	$11,475
Short term bank deposits	1,358	1,498
Marketable securities	5,078	5,151
Accounts receivable, net:
Trade	1,569	2,243
Other	384	213
Prepaid expenses	400	232
Deferred cost of revenues	67	78
Deferred taxes	187	187
Inventory	9	9
Total current assets	16,103	21,086

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,688	1,441
Severance pay fund	1,717	1,623
Deferred taxes	54	54
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	556	591
GOODWILL	5,430	5,430
Total assets	$25,548	$30,225

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$350	$237
Other	1,514	2,264
Deferred revenues	3,385	3,664
Total current liabilities	5,249	6,165
LONG TERM LIABILITIES :
Deferred revenues	484	426
Employee rights upon retirement	1,863	1,786
Total liabilities	7,596	8,377

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,892	25,862
Accumulated other comprehensive loss	(134)	(195)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Treasury shares	(1,661)	(1,692)
Accumulated deficit	(5,322)	(1,304)
Total shareholders’ equity	17,952	21,848
Total liabilities and shareholders’ equity	$25,548	$30,225

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,174	$905	$5,018
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46	49	173
Deferred income taxes, net	-	-	(46)
Accrued severance pay	18	18	105
Unrealized loss (gain) from marketable securities, net	(18)	41	98
Employees share-based compensation expenses	30	26	138
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	674	49	352
Other	(171)	27	21
Decrease (increase) in prepaid expenses and deferred cost of revenues	(157)	(207)	95
Decrease in inventories	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	113	703	99
Other	(750)	(464)	(42)
Increase (decrease) in deferred revenues	(221)	504	285
Net cash provided by operating activities	738	1,651	6,297

Cash flows from investing activities:
Purchase of property and equipment	(11)	(26)	(146)
Severance pay funds	(35)	7	(32)
Realization of (Investment in) marketable securities	91	(7)	(210)
Investment in marketable securities - available for sale	(186)	-	-
Realization of short-term bank deposits	140	3,026	3,053
Net cash provided by (used in) investing activities	(1)	3,000	2,665
Cash flows from financing activities:
Employee stock options exercised and paid	31	154	171
Dividend paid	(5,192)	(5,758)	(5,758)
Net cash used in financing activities	(5,161)	(5,604)	(5,587)
Increase (decrease) in cash and cash equivalents	(4,424)	(953)	3,375
Balance of cash and cash equivalents at beginning of period	11,475	8,100	8,100
Balance of cash and cash equivalents at end of period	$7,051	$7,147	$11,475

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